Contact

www.linkedin.com/in/kennethluna
(LinkedIn)

Top Skills

Python

R

Financial Modeling

Languages

Spanish (Native or Bilingual)

Kenneth Luna

Co-Founder @ Ascend Homes

New York, New York, United States

Experience

Ascend Homes

Co-Founder

2022 - Present (1 year)

New York, New York, United States

Ascend empowers renters to co-invest in the homes they rent from us and participate in the financial upside.

Loisa

Co-Founder

2017 - Present (6 years)

New York, New York, United States

Loisa makes Latin cooking essentials con cariño, including seasonings, sauces, and kitchenware.

Blackstone

Real Estate + Data Science

2021 - 2022 (1 year)

New York, New York, United States

Two Sigma

6 years

Data Science, Two Sigma Impact

2019 - 2021 (2 years)

New York, New York, United States

Data Science, Two Sigma

2015 - 2019 (4 years)

New York

New York University

Graduate Student at NYU | Data Science

July 2014 - June 2015 (1 year)

Greater New York City Area

Roku

Data Science Consultant
2014 - 2014 (less than a year)

GetGlue
1 year 2 months

Director of User Growth and Analytics
June 2013 - November 2013 (6 months)
New York, NewYork

Collect and analyze data to help executive managment, bd, dev, and product management teams make decisions about product and user growth

Senior Product Manager
October 2012 - June 2013 (9 months)

Focus on user acquisition strategies and product optimization.

Triton Research
Data Analyst
January 2012 - October 2012 (10 months)
New York, NY

Early member of product team.

The Barbarian Group
Data Analyst/Strategist
October 2010 - January 2012 (1 year 4 months)
New York, NY

Provided analytics insight for accounts including Samsung, The Daily, and Sears.

Think Realtime, LLC
Sales Intern
May 2010 - September 2010 (5 months)
New York, New York

Admeld
Content Monitoring Intern
November 2009 - March 2010 (5 months)
New York, New York

Lehman Brothers
Fixed Income, Credit Analyst
June 2007 - September 2008 (1 year 4 months)

:P

Education

The Wharton School
BSE, Finance, Business Public Policy

New York University
Master of Science (MS)